**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**May 29, 2012**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**The First Marblehead Corporation**

**File No. 1-31825 - CF#28261**

_____

The First Marblehead Corporation submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on September 2, 2010 as amended on Form 10-K/A filed on November 18, 2010.

Based on representations by The First Marblehead Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

|  |  |
|---|---|
| Exhibit 10.39 | through January 31, 2015 |
| Exhibit 10.40 | through January 31, 2015 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel